UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
INTERCEPT PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
INTERSTELLAR ACQUISITION INC.
a wholly owned subsidiary of
ALFASIGMA S.P.A.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45845P108
(CUSIP Number of Class of Securities)
Michele A. Cera
Corporate General Counsel
Alfasigma S.p.A.
Via Ragazzi del ‘99, 5
40133 Bologna, Italy
+39 051 648 9521
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)
Copies to:
Matthew G. Hurd
Oderisio de Vito Piscicelli
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐ If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Interstellar Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Alfasigma S.p.A., an Italian società per azioni (joint stock company) (“Alfasigma”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Intercept Pharmaceuticals, Inc., a Delaware corporation (“Intercept”), at a price of $19.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions described in the offer to purchase, dated October 11, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”
The information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated by reference in responses to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.
Item 1.   Summary Term Sheet.
Regulation M-A Item 1001
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
Regulation M-A Item 1002(a) through (c)
(a)
The name of the subject company and the issuer of the securities to which this Schedule TO relates is Intercept Pharmaceuticals, Inc., a Delaware corporation. Intercept Pharmaceuticals’ executive offices are located at 305 Madison Avenue, Morristown, New Jersey, NJ 07960. Intercept Pharmaceuticals’ telephone number at such address is (646) 747-1000.

(b)
The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)
The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
Regulation M-A Item 1003(a) through (c)
(a) – (c) This Schedule TO is filed by Alfasigma and the Purchaser. The information set forth in Section 8 — “Certain Information Concerning Alfasigma, TURYTES and the Purchaser” in the Offer to Purchase and in Annex A to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
Regulation M-A Item 1004(a)
For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
Introduction
Section 1 — “Terms of the Offer”
Section 2 — “Acceptance for Payment and Payment for Shares”
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”
Section 4 — “Withdrawal Rights”

Section 5 — “U.S. Federal Income Tax Considerations of the Offer and Merger”
Section 11 — “The Merger Agreement; Other Agreements”
Section 13 — “Certain Effects of the Offer”
Section 15 — “Conditions to the Offer”
Section 16 — “Adjustments to Prevent Dilution”
Subsections (a)(1)(ix) and (xi) are not applicable.
For purposes of subsections (a)(2)(i)-(v) and (vii), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
Introduction
Section 1 — “Terms of the Offer”
Section 5 — “U.S. Federal Income Tax Considerations of the Offer and Merger”
Section 10 — “Background of the Offer, Past Contacts, Transactions, Negotiations and Agreements Intercept”
Section 11 — “The Merger Agreement; Other Agreements”
Section 12 — “Purpose of the Offer; Plans for Intercept”
Section 13 — “Certain Effects of the Offer”
Section 16 — “Adjustments to Prevent Dilution”
Subsection (a)(2)(vi) is not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005(a) and (b)
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
Introduction
Section 8 — “Certain Information Concerning Alfasigma, TURYTES and the Purchaser”
Section 10 — “Background of the Offer, Past Contacts, Transactions, Negotiations and Agreements with Alfasigma”
Section 11 — “The Merger Agreement; Other Agreements”
Section 12 — “Purpose of the Offer; Plans for Alfasigma”
Item 6.   Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006(a) and (c)(1) through (7)
For purposes of subsections (a), (c)(1) though (7), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
Introduction
Summary Term Sheet
Section 6 — “Price Range of Shares; Dividends”

Section 11 — “The Merger Agreement; Other Agreements”
Section 12 — “Purpose of the Offer; Plans for Intercept”
Section 13 — “Certain Effects of the Offer”
Section 14 — “Dividends and Distributions”
Item 7.   Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007(a), (b) and (d)
The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
Item 8.   Interests in Securities of the Subject Company.
Regulation M-A Item 1008
The information set forth in Section 8 — “Certain Information Concerning Alfasigma, TURYTES and the Purchaser” of the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
Regulation M-A Item 1009(a)
The information set forth in Section 18 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
Regulation M-A Item 1010(a) and (b)
Not applicable.
Item 11.   Additional Information.
Regulation M-A Item 1011(a) and (c)
For purposes of subsection (a), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
Section 1 — “Terms of the Offer”
Section 8 — “Certain Information Concerning Alfasigma, TURYTES and the Purchaser”
Section 10 — “Background of the Offer, Past Contacts, Transactions, Negotiations and Agreements with Intercept”
Section 11 — “The Merger Agreement; Other Agreements”
Section 12 — “Purpose of the Offer; Plans for Intercept”
Section 13 — “Certain Effects of the Offer”
Section 15 — “Condition to the Offer”
Section 17 — “Certain Legal Matters; Regulatory Approvals”
Section 19 — “Miscellaneous”
For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.   Exhibits.
The Exhibit Index attached to this Schedule TO is incorporated herein by reference.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 11, 2023
ALFASIGMA S.P.A.
By:
/s/ Francesco Balestrieri

Name: Francesco Balestrieri
Title:   Chief Executive Officer
INTERSTELLAR ACQUISITION INC.
By:
/s/ Francesco Balestrieri

Name: Francesco Balestrieri
Title:   President

Exhibit Index
Exhibit Number	Exhibit Description
(a)(1)(i)	Offer to Purchase dated October 11, 2023.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement as published in The New York Times on October 11, 2023.
(a)(5)(i)	Joint Press Release, dated September 26, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Alfasigma S.p.A. with the SEC on September 26, 2023).
(a)(5)(ii)	Communication to Intercept Employees, dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Alfasigma S.p.A. with the SEC on October 10, 2023).
(a)(5)(iii)	Press Release issued by Alfasigma S.p.A. on October 11, 2023.
(b)(1)	Medium to Long-Term Loan Agreement, dated February 28, 2022, by and among Alfasigma S.p.A. and Banca Nazionale del Lavoro S.p.A. (English translation)
(b)(2)	Financing Agreement, dated July 28, 2023, by and among Alfasigma S.p.A. and BPER Banca S.p.A. (English translation)
(b)(3)	Loan Agreement, dated November 16, 2022, by and among Alfasigma S.p.A. and Unicredit S.p.A. (English translation)
(b)(4)	Loan Agreement, dated January 28, 2022, by and among Alfasigma S.p.A. and Intesa Sanpaolo S.p.A. (English translation)
(b)(5)	Loan Agreement, dated December 20, 2022, by and among Alfasigma S.p.A. and Banco BPM S.p.A. (English translation)
(b)(6)	Financing Agreement, dated September 15, 2023, by and among Alfasigma S.p.A. and Banco BPM S.p.A. (English translation)
(d)(1)	Agreement and Plan of Merger, dated September 26, 2023, among Intercept Pharmaceuticals, Inc., Alfasigma S.p.A. and Interstellar Acquisition Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intercept Pharmaceuticals, Inc. with the SEC on September 26, 2023).
(d)(2)	Confidentiality Agreement, dated July 10, 2023, by and between Alfasigma S.p.A. and Intercept Pharmaceuticals, Inc.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table